UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ReWalk Robotics Ltd.
(Exact name of registrant as specified in its charter)

State of Israel (State or other jurisdiction of incorporation or organization)	001-36612 (Commission file number)	Not applicable (IRS Employer Identification No.)

3 Hatnufa Street, Floor 6, Yokneam Ilit, Israel (Address of principal executive offices)	2069203 (Zip Code)

Ori Gon, Chief Financial Officer, telephone: +972.4.9590123
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosures

Item 1.01 – Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Form (“Form SD”) of ReWalk Robotics Ltd. (the “Company,” “we,” or “us”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for the reporting period from January 1, 2019 to December 31, 2019.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified under the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals” or “3TG”), that originated in the Democratic Republic of the Congo (“DRC”) and certain adjoining countries (collectively with the DRC, the “Covered Countries”).

Per the Rule and the instructions to Form SD, the Company is required to exercise due diligence on the source and chain of custody of such Conflict Minerals if the Company knows or has reason to believe that those Conflict Minerals originated in the DRC or an adjoining country and knows or has reason to believe that they may not be entirely from recycled or scrap sources.

Conclusion Based on Reasonable Country of Origin Inquiry

In accordance with the Rule, the Company has concluded in good faith that during the year ended December 31, 2019:

•
Certain of the Company’s operations manufactured, or contracted to manufacture, products (the “Covered Products”) for which the Conflict Minerals are necessary to the functionality or production of those products.

•
Based on the Company’s good faith reasonable country of origin inquiry regarding the Conflict Minerals that were used in the company’s Covered Products in 2019, which was designed to determine whether any of the Conflict Minerals contained in the Company’s Covered Products originated in the DRC or Covered Countries and whether any of the Conflict Minerals contained in the Covered Products are or may be from entirely recycled or scrap sources, the Company has reason to believe that: (i) the Conflict Minerals contained in its Covered Products may have originated in the DRC or Covered Countries and (ii) such Conflict Minerals may not be from entirely recycled or scrap sources.

On the basis of these conclusions, the Company proceeded to exercise due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its Covered Products. The Conflict Minerals Report (the “CMR”) describing the Company’s due diligence efforts is attached as Exhibit 1.01 to this Form SD for the reporting period from January 1, 2019 to December 31, 2019.  This CMR has not been subject to an independent private sector audit.

Conflict Minerals Disclosure

A copy of the Company’s CMR is filed as Exhibit 1.01 hereto and is publicly available on the “Corporate Governance” page in the “Investor Relations” section of the Company’s website at http://ir.rewalk.com/static-files/5963cb2e-049c-4211-9d4d-8c443bd6044b .Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Form SD or the attached CMR and is not incorporated by reference herein.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its CMR as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 – Exhibits

Exhibit 1.01 — Conflict Minerals Report of ReWalk Robotics Ltd. for the year ended December 31, 2019, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ReWalk Robotics Ltd.
(Registrant)

/s/Ori Gon                                                  May 29, 2020
Name: Ori Gon                                                  (Date)
Title: Chief Financial Officer